FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For March 2005

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, BC  V7A 5J7

Attachments:

1.

News Release dated March 14, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  March 14, 2005

Wilman Wong

Chief Financial Officer/Corporate Secretary

CHAI-NA-TA CORP. FOR IMMEDIATE RELEASE

Unit 100 – 11300 No. 5 Road

Richmond, BC V7A 5J7

Canada

Toll Free in Canada & USA:

1-800-406-ROOT (7668)

Telephone: (604) 272-4118

Facsimile:  (604) 272 4113

TSX:  “CC” • OTCBB:  “CCCFF”

Web:  www.chainata.com

Chai-Na-Ta Corp. Reports 2004 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 14, 2005 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced 2004 net earnings of $80,000, or $0.00 per basic share, compared to 2003 net earnings of $2.6 million, or $0.17 per basic share.

Revenue decreased to $7.4 million in 2004 from $16.6 million in 2003. Gross margin was relatively steady at 35% in 2004 compared to 38% in 2003.

“We are disappointed that we did not meet the financial goals that we set at the beginning of 2004. Our industry was negatively affected by a stronger Canadian dollar and a rapid rise in ginseng root prices late in 2003 that left the market off balance, as buyers misjudged price movements. In addition, buyers remain hesitant to buy root, due to concerns about currency fluctuations and other market variables,” said William Zen, Chairman and Chief Executive Officer.

“Another challenge facing growers is a decision by the Chinese government, effective November 2004, to stop the practice of importing cultivated North American ginseng for contract processing and then exporting it to other markets. It is unclear what impact this will have on ginseng root prices,” Mr. Zen continued.

”Due to the uncertainty in the ginseng market and the fluctuating value of the Canadian dollar, forecasting 2005 profitability is difficult. Regardless, we will take all necessary actions to mitigate the impact of these factors and to facilitate the continuing profitability of Chai-Na-Ta. As well, our balance sheet remains healthy, although not as strong as in 2003. The ratio of current assets over current liabilities exceeds 2:1,” added Mr. Zen.

Chai-Na-Ta harvested fewer acres in 2004 than in the prior year and produced 506,626 pounds of North American ginseng, down from 775,630 pounds in 2003. Average yield per acre rose to 2,111 pounds from 2,096 pounds. Prices softened after the winter of 2004 and the Company decided not to sell product unless reasonable returns were attainable. About 58% of Chai-Na-Ta’s 2003 harvest and none of 2004’s have been sold. The Company’s average selling price rose to about $21 per pound of ginseng root in 2004 from about $19 per pound in 2003.

“We are confident that underlying Asian demand for our product remains strong; buyers’ and grading houses’ current resistance to carrying supply is pushing inventory back to the farm gate. In 2005, we expect prices to stabilize and moderately improve, as a result of lower production industry-wide,” Mr. Zen said.

 During 2004 Chai-Na-Ta lowered its cost per pound of root to about $13 from about $14 in 2003. The Company believes that its average production cost is below the industry’s.

Chai-Na-Ta’s first processing facility in Ontario was finished on time and on budget. With this facility completed, capital expenditures are expected to be below $1 million in 2005, down from more than $3 million in 2004.

“In mid-2004, we opened a showroom to display our graded root and ginseng based herbal formulas. Sales were modest but we enhanced brand awareness and attracted several hundred members to our preferred customer program,” Mr. Zen noted. “In 2005, some of our value-added products will be sold in B.C.’s Asian supermarket chains.”

2004 fourth quarter

During the quarter ended December 31, 2004, revenue was $1.1 million, down from $4.8 million in the same quarter last year. Gross loss was 0.6% in the 2004 fourth quarter compared to gross margin of 51% in the 2003 period. Net loss in the 2004 fourth quarter was $660,000, or $0.03 per basic share, compared to net earnings of $1.2 million, or $0.08 per basic share, in the same period last year.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113 (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three Months Ended		Three Months Ended
	December 31 2004	December 31 2003	December 31 2004	December 31 2003
Fourth Quarter Summary	Canadian $000		*US $000 Equivalents
(Unaudited)	(except EPS and shares outstanding)		(except EPS and shares outstanding)

Revenue	$ 1,079	$ 4,800	$ 829	$ 3,425
Earnings (loss) before taxes	(1,057)	1,917	(812)	1,368
Net Earnings (loss) for the period	(660)	1,176	(507)	839
Earnings (loss) per share
- basic	(0.03)	0.07	(0.02)	0.05
- fully diluted	(0.03)	0.03	(0.02)	0.02
Weighted average shares outstanding
- basic	24,299,008	17,634,073	24,299,008	17,634,073
- fully diluted	24,299,008	34,663,657	24,299,008	34,663,657

	Year Ended		Year Ended
	December 31 2004	December 31 2003	December 31 2004	December 31 2003
Annual Summary	Canadian $000		*US $000 Equivalents
	(except EPS and shares outstanding)		(except EPS and shares outstanding)

Revenue	$ 7,425	$ 16,581	$ 5,705	$ 11,831
Earnings before taxes	128	3,606	98	2,573
Net Earnings for the period	80	2,551	61	1,820
Earnings per share
- basic	0.00	0.17	0.00	0.12
- fully diluted	0.00	0.07	0.00	0.05
Weighted average shares outstanding
- basic	24,290,814	15,113,823	24,290,814	15,113,823
- fully diluted	34,789,122	34,663,657	34,789,122	34,663,657

*US $ Equivalents - for the period ended December 31, 2004 conversion rate used is 1.3015 (0.7683)

- for the period ended December 31, 2003 conversion rate used is 1.4015 (0.7135)

Amounts in US$ are included solely for the convenience of readers outside Canada. The inclusion of such amounts is not intended to imply that such amounts were transacted in, realized or settled in US$ at this rate or any other rate.